UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


(Check One):   [_] Form 10-K    [_] Form 20-K    [X] Form 10-Q  [_] Form N-SAR

     For Period Ended: November 30, 2003
                      ------------------------------
     [_]  Transition Report on Form 10-K
     [_]  Transition Report on Form 20-K
     [_]  Transition Report on Form 11-K
     [_]  Transition Report on Form 10-Q
     [_]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________


________________________________________________________________________________
  Read attached instruction sheet before preparing form. Please print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
________________________________________________________________________________

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: ________________________



PART I - REGISTRANT INFORMATION


Green Power Energy Holdings Corp.
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Full name of registrant

Dr. Owl Online, Inc.
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Former name if applicable

130 North Front Street, Suite 220
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Address of principal executive office (Street and number)

Wilmington, NC  28401
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City, state and zip code




PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     |    (a)  The reasons  described in  reasonable  detail in Part III of this
     |         form  could  not be  eliminated  without  unreasonable  effort or
     |         expense;
     |
[X]  |    (b)  The subject annual report,  semi-annual report, transition report
     |         on Form 10-K,  20-F,  11-K or Form N-SAR, or portion thereof will
     |         be filed  on or  before  the  15th  calendar  day  following  the
     |         prescribed  due  date;  or  the  subject   quarterly   report  or
     |         transition  report on Form 10-Q, or portion thereof will be filed
     |         on or before the fifth  calendar day following the prescribed due
     |         date; and
     |
     |    (c)  The  accountant's  statement  or other  exhibit  required by Rule
     |         12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

State below in reasonable detail why the Form 10-K, 11-K, 20-F 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Due to the substantial amount of information and documents required to be reviewed by the issuer's independent auditors in connection with various financing transactions undertaken by the issuer during the period of the required report and immediately thereafter, the issuer's independent auditor has requested additional time to review the financial statements to be included as part of the required report. Although the issuer and the independent auditor have worked diligently, the Form 10-QSB cannot be completed by the due date without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                  Wayne Coverdale                    (910)        392-7690
     ---------------------------------------------------------------------------
                       (Name)                     (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [_] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [_] Yes  [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Green Power Energy Holdings Corp.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  January 13, 2004           By /s/ Wayne Coverdale
    -------------------            ---------------------------------------------
                                   Wayne Coverdale, President

                      (Letterhead of Watts & Scobie, CPAs)
                               5100 Oak Park Road
                                Raleigh, NC 27612



January 9, 2004




Green Power Energy Holdings Corp.
130 N. Front Street
Suite 202
Wilmington, NC 28401



Dear Sirs:

     Due to several reasons that we have discussed, we will be unable to complete our review of your second quarter financial statements by J allUary 15. Therefore, I believe you should ask the Securities and Exchange Commission (SEC) for an extension of time to file your second quarter Form 10-QSB, which is due January 15,2004.



                                        Sincerely yours,

                                        WATTS & SCOBIE, CPAs

                                        /S/ David E. Scobie

                                        David E. Scobie, CPA
                                        Partner






DES:co

cc: George Diamond